1275 Pennsylvania Ave., NW Washington, DC 20004-2415 202.383.0100 Fax 202.637.3593 www.sutherland.com	ATLANTA AUSTIN HOUSTON NEW YORK WASHINGTON DC

STEPHEN E. ROTH
DIRECT LINE: 202.383.0158
E-mail: steve.roth@sutherland.com

March 29, 2012

VIA COURIER

Mark Cowan, Esq.
Senior Counsel
Office of Insurance Products
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:	Symetra Variable Investment Trust Initial Registration Statement on Form N-1A File Nos. 333-178987 and 811-22653

Dear Mr. Cowan:

On January 12, 2012, Symetra Variable Investment Trust (the “Trust”) filed the above-referenced registration statement on Form N-1A (File Nos. 333-178987 and 811-22653).  On March 9, 2012 you provided comments to me in the form of a comment letter.  On behalf of the Trust, set forth below are those comments and the Trust’s responses to the comments:

1.           General

Comment: a. Although the funds in the Symetra Variable Investment Trust (Trust) may not rely on the delivery procedures provided in Rule 14a-16 under the Securities Exchange Act of 1934, please supplementally confirm that the Trust will post its proxy materials on the Internet as required by the rule.  See Shareholder Choice Regarding Proxy Materials, Investment Company Act Release No. 27911; Rel. 34-56135; File No. S7-10-05 (Jan. 22, 2007) available at http://www.sec.gov/rules/final/2007/34-55146.pdf.

Response: In the event that it holds a shareholder meeting, the Trust intends to post its proxy materials in conformity with all then applicable rules.

Mark Cowan, Esq.
March 29, 2012

Comment: b. Please be advised that within 15 days of the effectiveness of the annual updates to the registration statement, you must file an exhibit to the registration statement that provides an electronically tagged Risk/Return summary for the prospectus.  Please note that if the filing is not made within the 15 day period, the Registrant may not rely on Rule 485(b) under the 1940 Act until the exhibit is filed.  See IC-28617 (July 15, 2009).

Response: The Trust acknowledges that it understands its XBRL requirements.

Comment: c. Please confirm that all webpage references contain operable electronic links directly to the page where the relevant information appears.  For example, the back cover page of the prospectus contains a link to www.[             ].com.  That link should lead directly to the page where the SAI, annual and semi-annual reports may be obtained.  See XBRL Adopting Release at p. 76 (Release No. 333-8998).  Specifically, the adopting release describing this requirement states, “[t]he address is required to be specific enough to lead investors directly to the statutory prospectus and other required information, rather than to the home page or other section of the Web site on which the materials are posted.  The Web site could be a central site with prominent links to each required document.”  In your response letter, please confirm this link and all other webpage links operate in this way.

Response: We assume that the reference in the comment above was to the summary prospectus adopting release and not the XBRL adopting release.  To the extent that the Trust delivers summary prospectuses in lieu of a full statutory prospectus, the Trust will maintain a Web site (including appropriate links between documents) that complies with the requirements of Rule 498.  The Web site address will be included in the final version of the registration statement.

2.           Fees and Expenses (all funds)

Comment: a. Because shareholder fees listed are not applicable for insurance product funds, please use the term “N/A” rather than “None.”

Response: The fee table has been revised as requested.

Comment: b. Please confirm to the staff that the contractual fee waiver and/or expense reimbursement described in footnote (2), which describes an indefinite duration, will actually reduce the “Annual Fund Operating Expenses” for no less than one year from the effective date of the fund’s registration statement.

Response: The footnote has been revised to indicate that the Fee Waiver and Expense Cap will continue until at least April 30, 2013.

Mark Cowan, Esq.
March 29, 2012

Comment: c. For any Fund that reflects a few waiver and/or expense reimbursement in its fee table, please confirm that the fee waiver and/or reimbursement reflected in the example only lasts for its contractual duration.

Response: The expense waivers and reimbursements are only reflected in the first year of the examples, which is the current contractual duration.

3.           Total Return Fund (page 2)

 Comment: The disclosure lists Asset-backed Securities Investment Risk, Financial Services Risk and Inflation-indexed Bond Risk as principal investment risks.  However, the only asset-backed securities listed among the principal strategies are mortgage-backed securities.  In addition, it does not appear that financial services issuers or inflation-indexed bonds are principal investment strategies of the Fund.  Please provide disclosure that fully discusses principal strategies and unique risks associated with the fund.

Response: The identified principal risks have been deleted.  They are not principal risks of investing in the Fund.

4.           Symetra [Sub-Adviser] Emerging Markets Income Fund (p. 5)

Comment: A principal risk of investing in the Fund is Financial Services Risk, but it does not appear that investing in issuers in the financial services sector is a principal investment strategy of the Fund.  Please resolve the apparent inconsistency.

Response: The identified principal risk has been deleted.  It is a not principal risk of investing in the Fund.

5.           Symetra Pension Reserve Funds

Comment: a. Please consider highlighting the fact that the Fund differs from a typical zero coupon bond fund because duration is not zero at the termination date.

Response: The requested disclosure has been added to each Pension Reserve Fund.

Comment:  b. Please disclose that it is the insurance company who establishes the formula for calculating the portfolio duration targets.

Response: Disclosure has been added to each Pension Reserve Fund to explain that the formula is established by the Adviser after consultation with the insurance company.

Comment: c. Please clarify that the formula will not be changed once a fund starts its operations.

Mark Cowan, Esq.
March 29, 2012

Response: The requested disclosure has been added to each Pension Reserve Fund.

Comment: d. Please disclose that there is no guarantee that the Fund will be ‘open’ until the termination date.

Response: The requested disclosure has been added to each Pension Reserve Fund.

6.           Management of the Fund (p. 99)

Comment: a. It appears there is a typo in the last sentence of the third paragraph of this section (i.e., “the Adviser selects Sub-Advisers based on based on risk adjusted . . .”).

Response: The typo in the identified section has been corrected.

Comment: b. Please include the information about the portfolio managers in the pre-effective amendment to the registration statement.

Response: Information about the portfolio managers has been added as requested.

7.           Distribution of Fund Shares (p. 102)

Comment: a. There appears to be a typo in the fourth sentence of the first paragraph, which reads, in part, “ . . . a separate prospectus describing the Account and the Variable Contract begin offered will accompany the prospectus for the Fund or Funds.”  The typo appears in the following sentence as well.  Please revise accordingly.

Response: The typos in the identified section have been corrected.

Comment: b. The disclosure describing the Trust’s distribution agreement with each insurance company is in brackets.  Please explain to the staff whether changes to the Trust’s policies are anticipated to change.

Response: The brackets have been removed and the language remains the same.  There have been no changes to the Trust’s policies with respect to distribution of shares.

8.           Tools to Combat Frequent Transactions (page 103)

If applicable, please disclose the risk that the varying policies among insurance companies may result in some contract owners market timing while others bear the ill effects of market timing.

Mark Cowan, Esq.
March 29, 2012

Response: This disclosure has not been added because it is not applicable since shares of the Trust will only be sold to Symetra Life Insurance Company and First Symetra National Life Insurance Company of New York.  The two Symetra insurance companies have identical policies with respect to market timing.

9.           Management (SAI pages 43-48)

Comment: a. Please update the information required by Item 17 of Form N-1A in a pre-effective amendment to the initial registration statement.

Response: The requested information has been added to the SAI.

Comment: b. Please identify the members of the Nominating and Governance Committee.

Response: All committee members have been identified in the SAI.

10.           The Funds’ Investment Adviser and Sub-Advisers (SAI pages 48-56)

Comment: a. Please update the disclosure with the name of any person who controls the adviser, the basis for the person’s control, and the general nature of the person’s business.  Also disclose, if material, the business history of any organization that controls the adviser.  Item 19(a) to Form N-1A.

Response: Information about the Adviser’s parent company has been added to the SAI.

Comment: b. There appears to be a typo in the second paragraph, which reads, in part, “ . . . the Adviser is entitled to receive from an investment management fee from each Fund as follows:”

Response:  The typo in the identified paragraph has been corrected.

Comment: c. Please update the disclosure with the omitted sub-adviser and portfolio manager information required by Items 19 and 20 of Form N-1A.

Response: The requested information has been added to the SAI.

11.           Service Providers (SAI pages 56-57)

Comment: a. Please state the name and principal address of any principal underwriter for the Fund.  Item 19(b) of Form N-1A.

Response: The requested information has been added to the SAI.

Mark Cowan, Esq.
March 29, 2012

Comment: b. Please state the name and principal address of the Fund’s independent public accountant.  Item 19(h)(3) of Form N-1A.

Response: The requested information has been added to the SAI.

12.           Miscellaneous

Comment: Any exhibits, financial statements and any other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

Response: All required exhibits are being filed with the pre-effective amendment, which also contains all required disclosure.  The Trust does not have financial statements because it does not currently have any assets.

*           *           *           *

We hope that the foregoing is responsive to your comments.  We also wanted to take this opportunity to provide you with a brief explanation of one other change that has been made to the Trust’s registration statement.  The investment strategies of each of the two Funds for which Dimensional Fund Advisors, LP (“DFA”) serves as sub-adviser have been revised to permit the Fund to invest in other investment companies.  The Funds will invest in other investment companies advised by DFA in conformity with an exemptive order received by DFA (1940 Act Release No. 28654 (March 24, 2009)).  The reason for this strategy change is to allow the Funds to economically achieve significant diversification of investments while the Funds have lower net assets.

If you have any questions or concerns about the responses set forth above, or about the strategy change for the Funds sub-advised by DFA, please call the undersigned at 202-383-0158 or Cynthia Beyea at 202-383-0472.

             Sincerely

                 /s/ Stephen E. Roth
            Stephen E. Roth

Enclosure
cc:	David Goldstein, Esq., Symetra Elaine Richards, Esq., U.S. Bank Cynthia Beyea, Esq., Sutherland